Stellaris Corporation



ANNUAL REPORT

30 Technology Way Ste 1W3

Nashua, NH 03060-2809

(978) 934-1961

www.clearpower.energy

This Annual Report is dated April 23, 2024.

BUSINESS

Overview

Stellaris Corporation ("Stellaris" or the "Company") has developed ClearPower™, a transparent, solar photovoltaic electricity-generating window technology designed to decrease or eliminate building emissions of greenhouse gasses from the use of fossil fuels (oil or natural gas) for space heating.

Buildings that use fossil fuels for heating contribute approximately 1/3 of the greenhouse gasses (CO2) that help cause climate change. Many governments around the world are mandating that buildings eliminate or reduce fossil fuel burning for space- and water-heating and switch to using CO2 emission-free electric-powered heat pumps. However, Stellaris' ClearPower™ clear electric window is the only technology that cost-effectively self-generates clean greenhouse gas-free electricity utilizing the substantial area of a building's windows, all while maintaining total transparency. The electricity self-generated by ClearPower™ can be used for space heating and cooling all-electric buildings.

ClearPower™ is a powerful and effective tool for meeting this immediate and urgent need to decarbonize buildings which are a substantial contributor to climate change. We believe the timing is perfect for bringing this building-integrated photovoltaic solution to the market to combat climate change worldwide.

The Company was originally founded on April 4, 2005, as Stellaris Corporation under the laws of the state of Massachusetts as a domestic C corporation. On October 16, 2007, the Company was incorporated under Delaware law as a domestic corporation and merged with the prior Massachusetts entity, as Stellaris Corporation.

Previous Offerings

Name: Common Stock Non-Voting

Type of security sold: Equity

Final amount sold: $381,877.34

Number of Securities Sold: 2,324,174

Use of proceeds: Development of ClearPower technology and product

Date: September 09, 2022

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

<p style="text-align:center">MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION</p>

<p style="text-align:center">AND RESULTS OF OPERATION</p>

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

Over the past 4 or 5 years, Stellaris has been able to operate with an extremely low burn rate by not committing itself to long-term leases, corporate debt (other than from principals), or other significant overhead. Even with this low burn rate, it has been able to make significant advances towards commercial readiness, albeit at a much slower pace than desired.

It will continue this conservative practice to make sure it remains flexible in adjusting its spending and commitments to the resources available. If conditions warrant, it will reduce its spending to ensure it has a long runway. Operating as it has in the past, the business could operate for at least 3 but likely another 4 or 5 years.

Foreseeable major expenses based on projections:

Salaries, contract labor, contract manufacturing, employee benefits, rent, insurance, R&D materials, automation equipment, legal, and accounting.

Future operational challenges:

Developing sales channels and hiring Company sales and marketing and engineering personnel, securing beta sites, successfully completing the development of the product to meet commercial standards, automated assembly, and qualification for technical certifications and initial sales.

Future challenges related to capital resources:

Demonstrating the efficacy and aesthetics of our ClearPower product in a timely manner in order to attract follow-on financing from corporate strategic or venture capital investors.

Future milestones and events:

Successfully securing high-profile beta sites that can demonstrate ClearPower's performance and appearance will be an important milestone for attracting further investment.

Also, generating cash flow from early commercial sales will be another important milestone.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $5,595.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: James B. Paull

Amount Owed: $65,948.00

Interest Rate: 9.5%

Maturity Date: November 20, 2026

Eight promissory notes from Stellaris whose principal total $58,000 in consideration of money loaned to the Company by James B. Paull. Material terms of transaction: Notes is 2019 and 2023 with a one-year maturing, 9.5% simple interest, increasing to 15% in the event of a default on interest payments.

<p style="text-align:center">DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES</p>

Our directors and executive officers as of the date hereof, are as follows:

Name: James B. Paull

James B. Paull's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and CEO

Dates of Service: April, 2005 - Present

Responsibilities: Overall responsibility for the management and operations of the Company, working 70 hours per week.

Position: Director

Dates of Service: April, 2005 - Present

Responsibilities: Represent shareholders

Position: Principal Accounting Officer

Dates of Service: April, 2005 - Present

Responsibilities: Responsible for the preparation and certification of financial statements

Other business experience in the past three years:

Employer: DNV

Title: Senior Advisor for Distributed Resources

Dates of Service: October, 2014 - Present

Responsibilities: Engineering advisor requiring 2 hours of work per week.

Name: James W. Paull

James W. Paull's current primary role is with Good Harbor Group. James W. Paull currently services 50 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April, 2022 - Present

Responsibilities: Represent shareholders and the best interests of the Company, requiring an average of 2 hours of work a week.

Position: Treasurer

Dates of Service: April, 2022 - Present

Responsibilities: Typical responsibilities of corporate treasurer

Other business experience in the past three years:

Employer: Good Harbor Group

Title: Senior Business Development Manager

Dates of Service: November, 2021 - Present

Responsibilities: Business development, requiring approximately 50 hours of work per week.

Other business experience in the past three years:

Employer: GQR Global Markets

Title: Senior Vice President

Dates of Service: January, 2021 - November, 2021

Responsibilities: business development

Other business experience in the past three years:

Employer: Medicus Healthcare Systems

Title: Senior Manager

Dates of Service: June, 2015 - January, 2021

Responsibilities: business development

Name: Jeannette P. David

Jeannette P. David's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: April, 2022 - Present

Responsibilities: represent shareholders

Position: Secretary

Dates of Service: April, 2022 - Present

Responsibilities: Responsibilities typical of corporate secretaries

Other business experience in the past three years:

Employer: Sompo International

Title: AVP, Claims Counsel

Dates of Service: July, 2014 - Present

Responsibilities: Legal review of insurance claims

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Preferred Stock

Stockholder Name: James B. Paull

Amount and nature of Beneficial ownership: 65,916,390

Percent of class: 55.77

Title of class: Common Stock

Stockholder Name: James B. Paull

Amount and nature of Beneficial ownership: 500,165

Percent of class: 55.77

RELATED PARTY TRANSACTIONS

Name of Entity: James B. Paull

Relationship to Company: Officer, Director, and 20%+ Owner

Nature / amount of interest in the transaction: Eight promissory notes from Stellaris totaling $65,948.00 from a total principal of $58,000 in consideration of money loaned to the Company by James B. Paull.

Material Terms: Material terms of transaction: Notes is 2019 and 2023 with a one-year maturing, 9.5% simple interest, increasing to 15% in the event of a default on interest payments.

OUR SECURITIES

The company has authorized Common Stock, Common Stock Non-Voting , and Preferred Stock. As part of the

Regulation Crowdfunding raise, the Company will be offering up to 2,942,857 of Common Stock Non-Voting .

Common Stock

The amount of security authorized is 105,000,000 with a total of 50,885,095 outstanding.

Voting Rights

One vote Per share

Material Rights

Rights to elect two directors

Common Stock Non-Voting

The amount of security authorized is 25,000,000 with a total of 2,324,174 outstanding.

Voting Rights

There are no voting rights associated with Common Stock Non-Voting .

Material Rights

For further information on the rights and privileges associated with this class of securities please see the Company's Amendment to the Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Preferred Stock

The amount of security authorized is 70,000,000 with a total of 65,916,390 outstanding.

Voting Rights

One vote per share equal to the number of Common Stock shares into which such shares of Series Preferred could be converted.

Material Rights

For further information on the rights and privileges associated with this class of securities please see the Company's Amendment to the Amended and Restated Certificate of Incorporation attached to the Offering Memorandum as Exhibit F.

Liquidation preference ahead of other classes of stock in the event of liquidation, asset transfer, or acquisition equal to the original issue price + 7% bonus.

Conversion rights to Common Voting shares at any time at a calculated Series A Preferred conversion price

Drag along rights

Dividend rights - if declared by the Board of Directors in preference to holders of Common Stock (voting or non-voting).

Rights to vote as a preferred shareholder class for Directors

Right to elect two directors.

Rights to have the Company redeem the Preferred shares

Shareholders Agreement between the Company and the Preferred Shareholders

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in Stellaris (also referred hereafter to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock Non-Voting being offered under this crowdfunding raise should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors listed in the Risk Factor sections below are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited The Stellaris Common Stock Non-Voting purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company could be acquired by an existing player in the solar PV panel or window industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock Non-Voting in the amount of up to $1,235,000.00 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company will need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit for loans in order to support our working capital requirements as we grow. Interest rates are increasing and it is difficult for a young company like Stellaris to obtain credit on favorable terms. If we cannot obtain loans when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity would require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will be forced to cease operations. Even if we are not forced to cease our operations, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in further sales of stock in the future, which may reduce the value of your investment in Stellaris' Common Stock Non-Voting. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock Non-Voting. In addition, if we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable at the time they are made. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product Stellaris' ClearPower™ solar PV panel is the Company's single product at this time. The ClearPower™ solar PV panel which is being developed by Stellaris is the basis for the crowdfunding raising of equity funds. Our revenues are therefore dependent upon Stellaris raising sufficient funds from the crowdfunding equity campaign to progress the development and commercialization of the ClearPower™ solar PV panel for use in buildings as a greenhouse gas-free electric power generating window. We may never have an operational product or service It is possible that there may never be a ClearPower™ solar PV panel that is accepted and purchased by building owners in sufficient quantities to make Stellaris into a profitable business. The ClearPower™ solar PV panel is still being developed and commercialized and the product may never be used in actual commercial or residential buildings because of panel cost, installation or retrofitting cost, or competing clear solar PV panels which might have lower cost and/or higher efficiencies. If this occurs then your shares in Stellaris may have no value. Some of our products are still in the prototype phase and might never be operational products It is possible that there may never be a commercially accepted ClearPower™ product used in buildings and the ClearPower™ solar PV panel may not be accepted or used in the marketplace. It is possible that the failure to release the product would be the result of a change in the Company's business model, technical, cost, manufacturing, patent infringement or competitive factors, or some other factor, that will prevent the ClearPower™ solar PV panel from being commercially viable or sold, none of which will be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Stellaris' ClearPower™ solar PV panels are currently in the development stage and Stellaris has only manufactured test versions of Stellaris' ClearPower™ solar PV panels for extended testing and third-party testing and beta site use. Technical issues, product development delays or cost overruns in the development of our ClearPower™ solar PV panel, and failure of the product to meet our performance, efficiency, and cost or manufacturing and installation estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory requirements. Stellaris will hold the patents and intellectual property for the manufacture of the ClearPower™ solar PV panels, but manufacturing will be done by third parties, such as window manufacturers. It is possible that third-party manufacturers will not manufacture Stellaris' ClearPower™ solar panels at a price or at a quality acceptable to Stellaris. Any of these events could materially and adversely affect the profitability and existence of the business of the Company. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Common Stock Non-Voting shares of Stellaris that an investor is buying have no shareholder voting rights attached to them. This means that you will have no rights in voting on how the Company will be run nor will you be able to vote for Company Directors. You are trusting in management's discretion in making good business decisions that will grow your investment in the Company. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock Non-Voting we are offering now, the Company will likely need to raise more funds in the future, and if it can't raise additional funds to develop and commercialize the ClearPower™ solar PV window and make sufficient sales of ClearPower™ windows the Company will fail. Even if we do make a successful fundraising in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Stellaris' growth projections are based on assumptions that with increased funding for the development, beta testing, and marketing of the ClearPower™ solar PV window Stellaris can be successful in commercializing the ClearPower™ solar PV window. However, even with this increased funding for the ClearPower™ solar PV window may still not be able to gain acceptance in the marketplace or that it will be used on a wide scale for use as solar-powered photovoltaic building windows. It is possible that the ClearPower™ solar PV panel will fail to gain market acceptance for any number of reasons or known or unknown factors. If the ClearPower™ solar PV panel fails to achieve significant sales and acceptance in the marketplace, this will materially and adversely impact the value of your investment or cause the loss of your investment. We face significant market competition There are currently few competing clear solar PV products that can be used as solar-powered generating windows. However, in the future, Stellaris may compete with larger, established companies in the non-transparent solar panel industry or window manufacturing industry that may develop and introduce clear, transparent solar PV panels that may compete with the Stellaris ClearPower™ solar PV panel. These companies, which may be overseas (such as in China) may have greater financial means and marketing and sales, and other resources than Stellaris. They may succeed in developing and marketing competing equivalent or superior products to Stellaris. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed competing technologies or products. It should further be assumed that competition for building integrated solar PV units will intensify. It is also possible that overseas competitors may infringe on Stellaris' patents if issued. Patent infringement litigation is costly and time-consuming and Stellaris may not be able to be successful in any such patent infringement litigation. We are an early stage company and have not yet generated any profits Stellaris was formed in 2005. The Company has been developing the technology and manufacturing techniques for the ClearPower™ solar PV panel over that time, but it has no customers, sales, or revenues at this time. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed business operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, manages its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. If you are investing in this company, it's because you think that Stellaris' ClearPower™ solar PV panels are a good idea and that the Stellaris team will be able to successfully market, and sell the ClearPower™ solar PV panel product for building integrated uses on a mass scale and sell the panels in sufficient quantities so that the Company will succeed. We have to this date not turned a profit and there is no assurance that we will ever be profitable. We are an early stage company and have limited revenue and operating history Stellaris has been developing the ClearPower™ solar PV window technology since its inception. The Company has no customers and no revenue. If you are investing in this company, it's because you think that Stellaris' ClearPower™ solar PV panels are a good idea and that the Stellaris team will be able to successfully market, and sell the ClearPower™ solar PV panel product for building integrated uses on a mass scale and sell the panels in sufficient quantities so that the Company will succeed and be profitable. Further, we to this date not turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trade secrets, patents, and a patent application filed with the US Patent and Trademark Office that has not been issued and may never be issued. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value of the Company's intellectual property, competitors may infringe, misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs and losses in sales associated with such patent infringement and stealing of trade secrets will reduce the value of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company has a patent application with the U.S. Patent and Trademark Office that may be delayed in issuance, the patentable claims may be reduced or the patent may not ever be issued. Failure to issue the patent will reduce the prospects of the Company. Due to the value of the Company's intellectual property competitors may infringe, misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such patent infringement and stealing of trade secrets will reduce the value of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design or engineer around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into licenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the exclusivity of our intellectual property, reducing our ability to enter into licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Stellaris' ability to sell the ClearPower™ solar PV panel product is partly dependent on favorable government regulations and revised energy building codes which would require that buildings reduce or eliminate the use of oil or natural gas for building heating uses and require that new buildings be "all electric". Requiring that buildings "decarbonize" and use only electric heating or electric heat pumps will provide a great incentive for new buildings to install the ClearPower™ solar PV windows, and for existing buildings to retrofit the ClearPower™ solar PV panels as a lower-cost supplemental electricity source to reduce electric utility bills and to reduce or eliminate the carbon footprint of the buildings. If the Federal and state governments in the US and worldwide require decarbonization of buildings, this will create a large potential national and international market for the ClearPower™ solar PV panel. If, however, such government regulations or revised building codes are not adopted and enforced, or are overturned by litigation, then the Company may no longer be able to sell sufficient quantities of the ClearPower™ solar PV window to remain in business and therefore your investment in the Company will be reduced or have no value. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for the Company, particularly the manufacturing of the ClearPower™ solar PV panels. Stellaris will develop and own the patented technology for the ClearPower™ solar PV panel, but it will contract with outsourced glass, window or solar panel manufacturers for the large-scale ClearPower™ window manufacturing. It is possible that these third-party manufacturers will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact Stellaris' product sales and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. We also rely on third parties for beta testing of ClearPower™ panels at third-party locations. As a result, your investment would be adversely impacted by our reliance on third parties and their performance. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Patent Application Although it is expected that the US Patent and Trademark Office will issue Stellaris additional patents for its clear solar PV panel, it is possible that such patent issuance could be delayed, the coverage cut back, or denied. Additional Fundraising Stellaris will have to raise additional funds to commercialize its ClearPower solar PV panel. Raising additional funds by selling additional shares of stock will dilute the value of your shares of stock in Stellaris. The Chief Executive Officer currently splits time between working for Stellaris and another company The CEO of Stellaris Corporation (James "Jim" B. Paull) currently splits his time between working as Senior Advisor for Distributed Resources for DNV and Stellaris. Although James currently devotes a substantial amount of working time to Stellaris, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the Company. Once Stellaris' product is in the market and the Company begins generating revenue, James and Stellaris' board of directors will determine the appropriate transition plan to have him working full-time for Stellaris.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2024.

Stellaris Corporation

By   /s/ *James B. Paull*

       Name: Stellaris Corporation

       Title: President, CEO, Principal Accounting Officer, Director

Exhibit A

FINANCIAL STATEMENTS

STELLARIS CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Stellaris Corporation
Nashua, New Hampshire

We have reviewed the accompanying financial statements of Stellaris Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 24, 2024
Los Angeles, California

STELLARIS CORPORATION
BALANCE SHEET
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	5,595	$	54,551
Total Current Assets		**5,595**		**54,551**
Total Assets	**$**	**5,595**	**$**	**54,551**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Loans and Notes	$	18,000	$	18,000
Other Current Liabilities		11,183		16,907
Total Current Liabilities		**29,183**		**34,907**
Promissory Notes and Loans		40,000		-
Total Liabilities		**69,183**		**34,907**
STOCKHOLDERS EQUITY				
Common Stock - Voting		50,885		50,885
Common Stock Non-Voting		2,288		1,019
Series A Preferred Stock		65,916		65,916
Subscription receivables		-		-
Additional Paid in Capital		220,306		17,297
Retained Earnings/(Accumulated Deficit)		(402,983)		(115,474)
Total Stockholders' Equity		**(63,588)**		**19,644**
Total Liabilities and Stockholders' Equity	**$**	**5,595**	**$**	**54,551**

See accompanying notes to financial statements.

STELLARIS CORPORATION
STATEMENTS OF OPERATIONS
(UNAUDITED)   - 3 -

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	216,449	63,073
Research and Development	54,640	5,400
Sales and Marketing	12,653	9,092
Total operating expenses	283,742	77,566
Operating Income/(Loss)	(283,742)	(77,566)
Interest Expense	3,767	3,976
Other Loss/(Income)	(0)	(719)
Income/(Loss) before provision for income taxes	(287,509)	(80,822)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (287,509)	$ (80,822)

See accompanying notes to financial statements.

STELLARIS CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)
- 4 -

(in , $US)	Common Stock - Voting		Common Stock Non-Voting		Series A Preferred Stock		Additional Paid In Capital	Subscription receivables	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance—December 31, 2021	10,665,099	$ 10,665			13,183,278	$ 13,183	$ 630	$ (23,848)	$ (34,652)	$ (34,022)
Issuance of Stock	40,219,996	40,220	1,018,711	$ 1,019	52,733,112	52,733	16,668	23,848		134,488
Net income/(loss)									(80,822)	(80,822)
Balance—December 31, 2022	50,885,095	50,885	1,018,711	1,019	65,916,390	65,916	17,297	-	$ (115,474)	$ 19,644
Issuance of Stock			1,269,149	1,269			203,009			204,278
Net income/(loss)									(287,509)	(287,509)
Balance—December 31, 2023	50,885,095	$ 50,885	2,287,860	$ 2,288	65,916,390	$ 65,916	$ 220,306	$ -	$ (402,983)	$ (63,588)

See accompanying notes to financial statements.

STELLARIS CORPORATION

STATEMENTS OF CASH FLOWS

(UNAUDITED) - 5 -

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(287,509)	$	(80,822)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Other Current Liabilities		(5,725)		844
Net cash provided/(used) by operating activities		**(293,234)**		**(79,978)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		204,278		134,488
Borrowing on Promissory Note		40,000		
Net cash provided/(used) by financing activities		**244,278**		**134,488**
Change in Cash		(48,956)		54,510
Cash—beginning of year		54,551		41
Cash—end of year	$	**5,595**	$	**54,551**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				-
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Stellaris Corporation was incorporated on October 16, 2007, in the state of Delaware. The financial statements of Stellaris Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Nashua, New Hampshire.

Stellaris is an early-stage company developing a transparent, electricity-generating building-integrated photovoltaic window. The window, branded ClearPower, is intended to be used as insulated glass windows in commercial buildings for on-site electricity generation to aid in building decarbonization. The Company is anticipating marketing to building owners and developers through float glass manufacturer and window fabricator sales channels. The Company is presently pre-revenue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Stellaris Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company is expected to generate revenues from the sale of commercialize its transparent ClearPower electricity-generating window technology.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 24, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued payable	5,583	6,565
Interest payable	5,558	7,396
Tax Liabilities	42	2,947
Total Other Current Liabilities	$ 11,183	$ 16,907

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock-Voting

The Company is authorized to issue 105,000,000 shares of Common Stock-Voting at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 50,885,095 shares have been issued and are outstanding.

Common Stock-Non-Voting

The Company is authorized to issue 25,000,000 shares of Common Stock-Non-Voting at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 2,287,860 and 1,018,711 shares were shares and outstanding, respectively.

Series A Preferred Stock

The Company is authorized to issue 70,000,000 shares of Series A Preferred Stock at a $0.001 par value. As of December 31, 2023, and December 31, 2022, 65,916,390 shares have been issued and are outstanding.

5.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023					For the Year Ended December 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - James B. Paull	$ 4,000	9.50%	12/26/2019	12/26/2022	$ 525	$ 1,526	$ 4,000	$ -	$ 5,526	$ 489	$ 1,146	$ 4,000	$ -	$ 5,146
Promissory Note - James B. Paull	$ 4,000	9.50%	6/29/2019	6/29/2022	$ 543	$ 1,714	$ 4,000	$ -	$ 5,714	$ 507	$ 1,334	$ 4,000	$ -	$ 5,334
Promissory Note - James B. Paull	$ 5,000	9.50%	3/12/2019	3/12/2022	$ 692	$ 2,284	$ 5,000	$ -	$ 7,284	$ 647	$ 1,809	$ 5,000	$ -	$ 6,809
Promissory Note - James B. Paull	$ 5,000	9.50%	9/19/2019	9/19/2022	$ 668	$ 2,035	$ 5,000	$ -	$ 7,035	$ 623	$ 1,560	$ 5,000	$ -	$ 6,560
Promissory Note - James B. Paull	$ 10,000	9.50%	12/7/2023	12/7/2026	$ 62	$ 62	$ -	$ 10,000	$ 10,062	$ -	$ -	$ -	$ -	$ -
Promissory Note - James B. Paull	$ 10,000	9.50%	12/8/2023	12/8/2026	$ 60	$ 60	$ -	$ 10,000	$ 10,060	$ -	$ -	$ -	$ -	$ -
Promissory Note - James B. Paull	$ 5,000	9.50%	11/1/2023	11/1/2026	$ 78	$ 78	$ -	$ 5,000	$ 5,078	$ -	$ -	$ -	$ -	$ -
Promissory Note - James B. Paull	$ 10,000	9.50%	11/9/2023	11/9/2026	$ 135	$ 135	$ -	$ 10,000	$ 10,135	$ -	$ -	$ -	$ -	$ -
Promissory Note - James B. Paull	$ 5,000	9.50%	11/20/2023	11/20/2026	$ 53	$ 53	$ -	$ 5,000	$ 5,053	$ -	$ -	$ -	$ -	$ -
Total					$ 2,817	$ 7,948	$ 18,000	$ 40,000	$ 65,948	$ 2,266	$ 5,849	$ 18,000	$ -	$ 23,849

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023	
2024	$ 18,000
2025	-
2026	40,000
Thereafter	-
Total	$ 58,000

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (82,515)	$ (23,196)
Valuation Allowance	82,515	23,196
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (109,174)	$ (26,659)
Valuation Allowance	109,174	26,659
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $380,397, and the Company had state net operating loss ("NOL") carryforwards of approximately $380,397. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

In 2019, the Company engaged in four promissory note agreements with James B. Paull, a founder and shareholder, totaling $18,000. These promissory notes carry an interest rate of 9.5% and are set to mature in 2022. As of December 31, 2023, and December 31, 2022, the outstanding balance remains at $18,000.

In 2023, the Company engaged in five promissory note agreements with James B. Paull, a founder and shareholder, totaling $40,000. These promissory notes carry an interest rate of 9.5% and are set to mature in 2026. As of December 31, 2023, the outstanding balance is $40,000.

On January 6, 2024, the Company engaged in a promissory note agreement with James B. Paull, a founder and shareholder, totaling $10,000. The promissory note carry an interest rate of 9.5% and shall be due and payable on the third anniversary of the date of this Note.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through January 24, 2024, which is the date the financial statements were available to be issued.

On January 6, 2024, the Company engaged in a promissory note agreement with James B. Paull, a founder and shareholder, totaling $10,000. The promissory note carry an interest rate of 9.5% and shall be due and payable on the third anniversary of the date of this Note.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $283,742, an operating cash flow loss of $293,234, and liquid assets in cash of $5,995, which less than a year's worth of cash reserves as of December 31, 2023.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, James B. Paull , Principal Executive Officer of Stellaris Corporation, hereby certify that the financial statements of Stellaris Corporation included in this Report are true and complete in all material respects.

James B. Paull

President, CEO, Principal Accounting Officer, Director